July 6, 2005

By Facsimile and U.S. Mail

Christopher K. Davis
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

	Re:	American Republic Realty Fund I
		Schedule TO-T, Amendment No. 1
      Filed June 30, 2005 by Everest Properties II, LLC

Dear Mr. Davis:

	We have the following comments on the above-referenced filing:

Schedule TO-T
1. We note your response to prior comment 1. Because your offer, if fully successful, would result in the Everest and its affiliate owning approximately 39% of the outstanding units, we believe that your financial condition is material to security holders and that you must provide financial information for the bidder because the bidder could become dominant or controlling shareholders. See Note 195 of
Exchange Act Release No. 42055 (Jan. 24, 2000), Regulation of Takeovers and Security Holder Communications. In lieu of providing financial information that would generally be required pursuant to the requirements of Schedule TO, if the bidder constitutes an investment company, as defined in Chapter 1 of the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, it must provide a balance sheet with related footnotes and a schedule of investments as of the end of the most recently completed quarter, prepared in accordance with Chapter 7 of the AIPCA Audit and Accounting Guide. The financial information need not be audited if the bidder satisfies Instruction 7 to Item 10 of Schedule TO. Further, we believe that the inclusion of this information constitutes a material change in the information previously disseminated to security holders. Please advise us as to how you intend to disseminate this information to security holders and ensure that you allow additional time in the offer for this information to be considered by security holders.

Offer to Purchase
2. We reissue comment 7. You are required to disclose the material federal tax consequences of the transaction. The revised introduction to this disclosure section states "[t]he following summary is a general discussion of the principal federal income tax consequences of a sale of Units pursuant to the Offer." Revise this sentence, and the associated disclosure where necessary, to clarify that you have disclosed all material federal tax consequences of the transaction.

*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.
You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Christopher K. Davis
July 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE